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                          August 16, 2021

       Michael J. Lisman
       Chief Financial Officer
       TransDigm Group Inc.
       1301 East 9th Street, Suite 3000
       Cleveland, Ohio 44114

                                                        Re: TransDigm Group
Inc.
                                                            Form S-4 Filed
August 10, 2021
                                                            File No. 333-258676

       Dear Mr. Lisman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact SiSi
Cheng at 202-551-5004 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael J. Solecki,
Esq.